Exhibit 99(a)

FOR IMMEDIATE RELEASE	November 7, 2005

NOVA Chemicals Corporation declares force majeure due to
extended Corunna, Ontario, facility shutdown

Pittsburgh, PA — NOVA Chemicals Corporation (NYSE, TSX: NCX) today announced that it has declared force majeure on ethylene, propylene, crude C4s and other co-products from its Corunna, Ontario, manufacturing facility and on polyethylene from its Sarnia, Ontario, area manufacturing sites. NOVA Chemicals expects fourth quarter 2005 results will be negatively impacted by U.S. $10 - $15 million as a result, which is in addition to the $15 - $25 million projected for the turnarounds in the Company’s third quarter earnings release.

The force majeure declarations are due to an extension in the planned shutdown for NOVA Chemicals’ Corunna, Ontario, ethylene flexi-cracker. The duration of the shutdown was extended due to a variety of factors, principally lower than expected labor productivity.

NOVA Chemicals is working with all impacted customers and expects to resume production at Corunna in the second half of November 2005, contingent upon completion of all remaining shutdown activities.

NOVA Chemicals produces commodity plastics and chemicals that are essential to everyday life.  Our employees develop and manufacture materials for customers worldwide that produce consumer, industrial and packaging products. NOVA Chemicals works with a commitment to Responsible Care® to ensure effective health, safety, security and environmental stewardship.  Company shares are traded on the Toronto and New York stock exchanges as NCX.

Media inquiries, please contact:
Greg Wilkinson — Vice President, Public Affairs

Tel: 412.490.4166

Investor Relations inquiries, please contact:
Chris Bezaire — Vice President, Investor Relations

Tel: 412.490.5070

Forward-Looking Information

The information in this news release contains forward-looking statements, including, without limitation, that NOVA Chemicals expects fourth quarter 2005 results will be negatively impacted by U.S. $10 - $15 million as a result of the force majeure due to the extended Corunna, Ontario, facility shutdown. By their nature, these forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include: uncertainties regarding commodity chemicals price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products); feedstock availability and prices; operating costs; the impact of competition; changes in customer demand; and other risks detailed from time to time in the publicly filed disclosure documents and securities commissions reports of NOVA Chemicals and its subsidiaries or affiliated companies.

Responsible Care® is a registered trademark of the Canadian Chemical Producers Association (CCPA) in Canada and is a registered service mark of the American Chemistry Council (ACC) in the United States.